UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-42381

INNEOVA Holdings Limited

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name Into English)

14 Ang Mo Kio Street 63

Singapore 569116

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Name Change

On April 25, 2025, SAG Holdings Limited announced that it changed its name to INNEOVA Holdings Limited (“INNEOVA Holdings” or the “Company”) and that its trading symbol would change from SAG to INEO on the Nasdaq Capital Market effective as of April 28, 2025. The name change was approved by its shareholders on March 31, 2025.

Entry into a Material Definitive Agreement

On April 30, 2025, the Company announced that it completed the acquisition of INNEOVA Engineering Pte. Ltd. (“INNEOVA Engineering”), a Singapore-based engineering solutions provider. The acquisition is part of the Company’s rebranding in connection with its recent name change and diversification of engineering solutions, including expansion into green technologies. The acquisition was approved by its shareholders on March 31, 2025 and was reviewed by a special committee of the board of directors of the Company. The agreement relating to the acquisition was provided on a Form 6-K filed by the Company on March 12, 2025.

INNEOVA Holdings is a Singapore-based provider of high-quality Original Equipment Manufacturer (“OEM”), third-party branded and in-house branded replacement parts for motor vehicles and non-vehicle combustion engines.

Exhibits

99.1	Press Release on Name Change dated April 25, 2025
99.2	Press Release regarding Acquisition dated April 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SAG Holdings Limited

Date: May 1, 2025	By:	/s/ Neo Chin Heng
Neo Chin Heng
Chief Executive Officer